Tengasco, Inc.
10215 Technology Park, Suite 301
Knoxville, TN 37932-4307
865.675.1554
865.675.1621 (facsimile)

July 18, 2005

Mr. H. Roger Schwall

Assistant Director, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

VIA EDGAR FILING

Re: Tengasco, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004, Filed March 31, 2005 Form 10-Q for Fiscal Quarter Ended March 31, 2005, Filed May 11, 2005 File No. 1-15555

Dear Mr. Schwall:

        Following our informal telephone discussions with Mr. Gary Newberry and Mr. James Murphy of your offices in connection with the five numbered items contained in your letter to Mark Ruth, CFO of Tengasco, Inc. dated July 13, 2005 we respond as follows to each of the five numbered items in the letter. It is our present intention, following the receipt of any additional comments you may have to these responses, to amend our Form 10-K in the manners indicated below in order to enhance the overall disclosure made in our original filing.

For your convenience, we include your comments together with our response below:

Your comment No. 1:

Financial Statements- Net loss after the cumulative effect of changes in accounting principles should be positioned before deducting dividends on preferred stock necessary to arrive at net loss attributable to common stockholders. [Page F-6 of Form 10-K]

Our response: We believe this is correct as filed. Due to SFAS 150, we are required as of 2004 to report dividends on preferred stock as an interest expense. We were not required or permitted to do so in 2003 or 2002. So in order to make a uniform comparison of the results in this three year period, these are reported in the 10-K as presently filed. Although not technically incorrect, we believe it would be more confusing to the reader to make the change suggested and that in fact would eliminate the ability of the reader to make direct comparisons of net loss from year to year. In addition, the suggested change would affect only the year 2003, and has no effect on any calculation of net loss to common shareholders in any year.

Your comment No. 2:

We note that you follow the full cost method for your oil and gas operations. Please disclose the information required under Regulation S-X, Rule 4-10(c)(7), applicable to registrants following the full cost method. [Page 12 of Form 10-K].

Our response: We have disclosed all required information, for the reason that we have no exclusions from the full cost pool to be disclosed pursuant to paragraph numbered (ii) of this section. However, in that we will be amending the Form 10-K in response to your Comment No. 3 discussed below, we will include an express statement as follows to enhance our disclosure:

        The Company has no undeveloped unproved properties and consequently no such properties have been excluded from the full cost pool.

Your Comment Number 3:

You indicate that you are dependent on a small number of customers for the sale of gas from the Swan Creek Field and have a concentration of credit risk with several customers. Please disclose revenues attributable to each single customer contributing 10 percent or more of your total revenues to comply with paragraph 39 of SFAS 131.

[Page F-15 of Form 10-K]

Our response to Comment Number 3:

We will include the following at page F-15 of the Form 10-K.

In 2002, the Company received 46.8 percent of its revenues from Customer A; 32.3 percent of its revenues from Customer B; and 13.9 percent of its revenues from Customer C.

In 2003, the Company received 45.9 percent of its revenues from Customer A; 28.1 percent of its revenues from Customer B; and 15.7 percent of its revenues from Customer C.

In 2004, the Company received 59.3 percent of its revenues from Customer A; 18.2 percent of its revenues from Customer B; and 14.4 percent of its revenues from Customer C.

In each of the years 2002 through 2004, the identity of the customers indicated above as either A, B, or C was the same from year to year, although the percentage of revenues varied slightly from year to year for that customer.

Your Comment No. 4:

You state that the experienced decline in actual production levels from existing wells in the Swan Creek Field was expected and does not diminish either the shut-in pressure or the Company’s actual reserves in the field. Please reconcile this statement to us, as to past expectations and actual reserves, with the 41% negative gas reserve revision taken in 2004 and forecasts in both production levels and reserves from past reserve reports.

[Page 3, Form 10-K, Swan Creek Production and Development]

Our response to Comment No. 4:

We believe that the negative gas reserve revision and results of drilling of two wells in 2004 was adequately disclosed and reported in the Form 10-K, but to enhance the overall disclosure we agree to amend the Form 10-K at page 3 by amending the language of the current paragraph beginning “The experienced decline…” and adding an additional paragraph, so that the current paragraph beginning “The experienced decline…” and the new following paragraph read as follows:

The experienced decline in actual production levels from existing wells in the Swan Creek Field was expected and does not diminish either the shut-in pressure or the Company’s proved producing reserves in the Swan Creek Field. The declines, however, suggest the production rates from some of the Company’s wells will continue to be slower, which may result in such wells lasting longer than originally expected. Although there can be no assurance, the Company expects these natural rates of decline will be less than the decline experienced to date, and that ongoing production from existing wells will tend to stabilize near current production levels. The Company anticipates that the natural decline of production from existing wells is now predictable in the Swan Creek Field, and that proven producing reserves can be extracted primarily through existing wells; however, the total volume of proved reserves in the Swan Creek field was reduced to 6.7 BCF in 2004, a reduction to 41% of the proved reserves of 16.3 BCF reported in 2003 as discussed below.

In 2003 management had obtained state regulatory approval for drilling of infield wells in the Swan Creek field at increased density of wells. Management expected that an increased density of wells within the existing Swan Creek field would result in additional reserves and reported those reserves as proven in accordance with reservoir engineering standards. In 2004 the Company drilled and tested two new infield developmental wells in the Swan Creek field as discussed above. Contrary to the expectations for additional infield developmental wells, drilling and testing results of the first two wells indicated that the current production wells would be capable of and would likely produce all the remaining reserves, and that only limited additional gas reserves could be added with additional infield developmental drilling. Accordingly, the proven reserves associated with the increased number of infield developmental wells in 2003 were not included in the proven reserves reported by the Company in 2004, resulting in a volume change from 16.3 BCF in 2003 to 6.7 BCF in 2004 of total proven gas reserves in Swan Creek field. See Note 18 to the Consolidated Financial Statements. This change was almost entirely related to undeveloped locations that management now believes do not have a likelihood of being drilled in the future, and was not related in any manner to the natural decline in production experienced in 2004 from existing wells in the Swan Creek field as discussed above.

Your comment No. 5:

5.     We do not understand how, based on your past decline rate, you will be able to recover the gas reserves that you report as proved developed producing reserves. Please clarify this for us. [Form 10-K, page F-32]

Our response to comment No. 5:

We have provided supplementally to Mr. James Murphy a decline curve chart for the entire Swan Creek field demonstrating based on actual production history of the field that the field will produce the proved reserves reported.

Tengasco, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will await further comment from you with regard to these matters, particularly your comment No. 1, before preparing and filing the amended pages of the Form 10-K as indicated in response to items 2, 3, and 4 above to enhance the overall disclosure already provided therein.

Very truly yours, Tengasco, Inc. BY: s/ Jeffrey R. Bailey JEFFREY R. BAILEY, President